UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9F/A
(AMENDMENT NO. 1)
SOLICITATION / RECOMMENDATION STATEMENT PURSUANT TO SECTION
14(d)4 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND
14e-2(c) THEREUNDER
Shell Canada Limited

(Name of the Subject Company)
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Shell Canada Limited

(Name(s) of Person(s) Filing Statement)
Common Shares

(Title of Class of Securities)
822567103

(CUSIP Number of Class of Securities)
David R. Brinley
Company Secretary
400 4th Avenue S.W.
Calgary, Alberta, T2P 0J4
Canada
(403) 691-3111

(Name, Address (including zip code), and Telephone Number (including area code) of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Andrew J. Foley, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
United States of America
(212) 373-3000

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
     Directors’ Circular dated as of February 8, 2007.(1)
     Directors’ Circular Supplement dated as of March 5, 2007.
Item 2. Informational Legends.
     See page (i) of the Directors’ Circular dated as of February 8, 2007. (1)
     See page 1 of the Directors’ Circular Supplement dated as of March 5, 2007.

(1) Previously filed with Shell Canada Limited’s Schedule 14D-9F on February 9, 2007 (File. No. 005-50218)

This Supplement to the Shell Canada Limited Directors’ Circular dated February 8, 2007 is being made available to shareholders of Shell Canada Limited in compliance with applicable U.S. securities laws.

This Supplement to the Directors’ Circular, together with the Supplement to the RDS Circular and related documents, are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner and have received these documents directly from RDS or Shell Canada, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

SUPPLEMENT TO THE

SHELL CANADA LIMITED

DIRECTORS’ CIRCULAR

relating to the Offer by

SHELL INVESTMENTS LIMITED

a wholly-owned indirect subsidiary of

ROYAL DUTCH SHELL plc

to purchase all of the common shares of

SHELL CANADA LIMITED

not already held by Shell Investments Limited or its affiliates for

CDN$45.00 IN CASH PER COMMON SHARE

THE BOARD OF DIRECTORS OF SHELL CANADA LIMITED HAS RECOMMENDED
THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR
COMMON SHARES TO THE OFFER.

March 5, 2007

NOTICE TO UNITED STATES SECURITYHOLDERS

The Offer referred to herein is made for the securities of a Canadian issuer and while the Offer and Directors’ Circular are subject to Canadian disclosure requirements, Shareholders should be aware that these requirements are different from those of the United States. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that Shell Canada is located in Canada, a majority of its officers and directors are Canadian residents and all or a substantial portion of the assets of Shell Canada and said persons may be located outside of the United States.

FORWARD-LOOKING STATEMENTS

This Supplement to the Directors’ Circular contains or references “forward-looking statements” by Shell Canada that are based on expectations, estimates and projections as of the date of this Supplement to the Directors’ Circular. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook.

This cautionary statement expressly qualifies the forward-looking statements by Shell Canada contained or referred to in this Supplement to the Directors’ Circular. Readers are cautioned not to place undue reliance on forward-looking statements. Although Shell Canada believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this Supplement to the Directors’ Circular, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause Shell Canada’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project start-up, schedules and execution, market competition, labour availability, material and equipment shortages, constraints on infrastructure, the uncertainties involving the geology of oil and gas deposits and resources and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, the receipt of regulatory approvals, stakeholder engagement, the fulfillment of Shell Canada’s sustainable development criteria, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of Shell Canada. These risks and uncertainties also include the risks that the Offer will be unsuccessful for any reason and the Offeror will not be able to obtain the required approvals or clearances from regulatory authorities on a timely basis, if at all, or will otherwise not complete the Offer.

The forward-looking statements contained in this Supplement to the Directors’ Circular are made as of the date hereof and Shell Canada does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or referenced in this Supplement to the Directors’ Circular, whether as a result of new information, future events or otherwise, except as required by law.

The following is a Supplement to the Shell Canada Limited Directors’ Circular dated February 8, 2007. This Supplement should be read in conjunction with the RDS Circular, the Supplement to the RDS Circular and the Directors’ Circular. Shareholders are urged to read the RDS Circular, the Supplement to the RDS Circular, the Directors’ Circular and this Supplement in their entirety. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings set out in the Directors’ Circular.

I.	Recommendation of the Special Committee and the Board of Directors (Directors’ Circular, page 6)

This Section is supplemented by replacing the first paragraph with the following:

The Special Committee has unanimously concluded that the Offer is fair to Shareholders and unaffiliated Shareholders, and has recommended that the Board of Directors recommend that Shareholders accept the Offer and tender their Shares to the Offer. The Board of Directors has unanimously concluded (subject to the abstentions referred to below) that, based on the recommendations of the Special Committee and the factors referred to below, the Offer is fair to Shareholders, and that the Offer is fair to unaffiliated Shareholders and recommends that Shareholders accept the Offer and tender their Shares to the Offer. The Board of Directors has approved the entering into of the Support Agreement, which requires the making of the Offer by the Offeror.

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This Section is supplemented by replacing the third through sixth paragraphs with the following:

The conclusions of the Special Committee and the Board of Directors that the Offer is fair to Shareholders and unaffiliated Shareholders, and the recommendations of each of the Special Committee and the Board of Directors are based on the following material substantive factors:

•	the Offer Price is at the midpoint of the fair market value range for the Shares of $42 to $48 per Share as determined by an independent valuator, CIBC World Markets, in the Valuation (See “Valuation and Fairness Opinion” below);

•	the opinion of an independent valuator, CIBC World Markets, that, as of January 22, 2007, the consideration to be offered to Shareholders under the Offer is fair, from a financial point of view, to Shareholders (See “Valuation and Fairness Opinion” below);

•	the Offer Price represents a substantial premium (of approximately 37.2%) over the closing trading price of the Shares on the TSX on October 20, 2006, the last trading day immediately preceding the announcements by RDS and Shell Canada of the Proposal, and a premium of 45.4% over the closing trading price of the Shares on the TSX on September 22, 2006, the trading day 30 calendar days prior to such announcement;

•	the consideration offered under the Offer is cash, which provides Shareholders who tender into the Offer an opportunity to immediately realize value for their Shares, especially when viewed against the risks inherent in any long term business plan (including, in the case of Shell Canada, risks associated with fluctuations in oil and gas prices, operating conditions and costs, demand for oil and receipt of regulatory approvals);

•	if the Offer is not successful, trading prices for the Shares on the TSX may decline significantly;

•	the fact that, given RDS’ shareholdings in Shell Canada, there is no practical prospect of a competing offer for the Shares by a third party;

•	the active arm’s-length negotiations between the Special Committee and RDS, which resulted in the Offer Price being increased from $40.00 per Share to $45.00 per Share;

•	the Offer in effect requires the ‘approval’ of unaffiliated Shareholders, either through their individual tender to the Offer or by way of the majority of the minority approval required for any Subsequent Acquisition Transaction (as defined in the RDS Circular) (subject to exemptions available in Rule 61-501 and Regulation Q-27);

•	in the event of a Subsequent Acquisition Transaction, non-tendering Shareholders would likely have the right to apply to a court for a determination of the fair value of their Shares;

•	the Board of Directors considered and decided to support the Offer by approving the Support Agreement and recommending that Shareholders accept the Offer;

•	other terms of the Support Agreement, including the limitations on the ability of the Offeror to modify certain terms of the Offer in a manner which is adverse to Shareholders, and the right of Shell Canada to terminate the Support Agreement under certain circumstances (See “Support Agreement” below); and

•	in the case of the Board of Directors, the Special Committee process, including the retention of Ogilvy Renault LLP as independent legal advisors and CIBC World Markets as independent valuator and the recommendation of the Special Committee.

The Special Committee and the Board of Directors also considered that, if the Board of Directors did not agree to recommend the Offer to Shareholders pursuant to the Support Agreement and RDS or the Offeror decided not to make an offer to Shareholders, Shareholders would not have the opportunity to consider a cash offer at a premium to market. Further, if RDS or the Offeror were to make an offer directly to Shareholders without the recommendation of the Special Committee and the Board of Directors, it may have been at a price less than the price negotiated by the Special Committee.

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The conclusions of the Special Committee and the Board of Directors that the Offer is fair to Shareholders and unaffiliated Shareholders, and the recommendations of each of the Special Committee and the Board of Directors are based on the following material procedural factors:

•	the Special Committee was composed of independent directors who were not officers of, nor affiliated with, the Offeror or RDS;

•	the Special Committee members were adequately compensated for their time and their compensation did not hinge on the decision of the Special Committee;

•	the Special Committee members will not benefit from the successful completion of the Offer in a manner different from any unaffiliated Shareholders;

•	the mandate of the Special Committee included the authority to negotiate with RDS the terms, conditions, structure and other matters relating to the Proposal;

•	the mandate of the Special Committee provided that the Special Committee would act as the primary point of contact for Shell Canada in respect of contacts made by RDS in connection with the proposal;

•	the Special Committee knew it had no obligation to recommend any particular course of action or endorse any particular position to the Board of Directors;

•	the fact that the Special Committee retained and was advised by Ogilvy Renault LLP as its independent legal advisors;

•	the fact that the Special Committee retained and was advised by CIBC World Markets as its independent valuator;

•	the active arm’s-length negotiations between the Special Committee and RDS, which resulted in the Offer Price being increased from $40.00 per Share to $45.00 per Share;

•	the opinion of an independent valuator, CIBC World Markets, that, as of January 22, 2007, the consideration to be offered to Shareholders under the Offer is fair, from a financial point of view, to Shareholders (See “Valuation and Fairness Opinion” below);

•	the Offer Price is at the midpoint of the fair market value range for the Shares of $42 to $48 per Share as determined by an independent valuator, CIBC World Markets, in the Valuation (See “Valuation and Fairness Opinion” below);

•	the Offer in effect requires the ‘approval’ of unaffiliated Shareholders, either through their individual tender to the Offer or by way of the majority of the minority approval required for any Subsequent Acquisition Transaction (subject to exemptions available in Rule 61-501 and Regulation Q-27);

•	in the event of a Subsequent Acquisition Transaction, non-tendering Shareholders would likely have the right to apply to a court for a determination of the fair value of their Shares; and

•	the Board of Directors considered and decided to support the Offer by approving the Support Agreement and recommending that Shareholders accept the Offer.

While the Special Committee and the Board of Directors believe each of the factors set out above supported its decision to recommend that Shareholders accept the Offer, the Special Committee and the Board of Directors also recognize as an adverse factor that if the Offer is successfully completed, it will eliminate the opportunity for current Shareholders whose Shares are acquired under the Offer to participate in the longer term potential benefits of the business of Shell Canada to the extent that those benefits exceed those potential benefits reflected in the Offer Price. The Special Committee and the Board of Directors also considered that Shareholders who do not tender their Shares to the Offer will be able to continue to participate in those longer term potential benefits of the business of Shell Canada (subject to the ability of the Offeror to acquire their Shares through a Compulsory Acquisition or a Subsequent Acquisition Transaction, as defined in the RDS Circular), but, if the Offer is completed, may, depending upon the number of Shares acquired by the Offeror, encounter increased illiquidity which could affect the market value of their Shares. Furthermore, depending upon the number of Shares purchased by the Offeror pursuant to the Offer, Shell Canada may fail to continue to qualify for listing on the TSX (which could further affect the liquidity and market value of the Shares held by any Shareholder who

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chose not to tender their Shares in the Offer) and may cease to be subject to U.S. and Canadian reporting requirements, in which case, Shell Canada may cease to regularly provide its Shareholders with reports concerning its performance.

As described above, in assessing the fairness of the Offer, the Special Committee and the Board of Directors considered the current market price of the Shares and the historical market prices of the Shares and compared them to the Offer Price. The Special Committee and the Board of Directors considered the valuation approach set out in the Valuation, in particular the discounted cash flow (“DCF”) approach and the net asset value approach set out therein which, based on the advice of CIBC World Markets, the Special Committee and the Board of Directors believe to be the most appropriate valuation methodologies for the Shares. In particular, the Special Committee and the Board of Directors considered CIBC World Markets’ advice that the DCF analysis is the most broadly used valuation methodology in the oil and gas industry and that the DCF analysis reflects the growth prospects and risks inherent in Shell Canada’s operations by taking into account the free cash flow operating capability of it assets. The Special Committee and the Board of Directors believe, based on CIBC World Markets’ advice, that the approach taken in the Valuation in essence values the Shares on a going concern basis. The Special Committee considered the use of other possible approaches to valuation, such as a net book value approach and a liquidation value approach, and concluded based on the advice of CIBC World Markets that such approaches were not as appropriate as those set forth in the Valuation. In particular, the Special Committee did not consider liquidation value to be relevant because such an analysis would assume the liquidation of Shell Canada. As there are no plans to liquidate Shell Canada, such an analysis would not be appropriate in the circumstances.

The Special Committee and the Board of Directors are not aware of any firm offers from an unaffiliated third party during the past two years for: (i) the merger or consolidation of Shell Canada with or into another company, (ii) the sale or transfer of all or the substantial part of the assets of Shell Canada, or (iii) a purchase of Shares that would enable the holder to exercise control of Shell Canada and therefore did not consider any such offers in assessing the fairness of the Offer. As the Special Committee and the Board of Directors are not aware of any prior valuations, as defined in the Rules, prepared in respect of Shell Canada or the Shares during the last two years, they did not consider any valuations other than the Valuation in assessing the fairness of the Offer. A number of shareholders provided to the Special Committee their views on the value of the Offer, which the Special Committee considered in the course of its deliberations as to the fairness of the Offer.

The foregoing discussion of the factors reviewed by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Special Committee and the Board of Directors did not find it practicable to, and therefore did not, quantify or assign relative weights to specific factors or methodologies in reaching its conclusion. In addition, individual members of the Special Committee and the Board of Directors may have given different weights to different factors.

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PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     None.
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertakings.
The person(s) filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
Item 2. Consent to Service of Process
(a) The person(s) filing this Schedule has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. (1)
(b) Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1) Previously filed on February 9, 2007 (File. No. 005-50218)

PART IV
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 5, 2007

Shell Canada Limited
By:	/s/ Clive Mather
	Name:	Clive Mather
	Title:	President and Chief Executive Officer